Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

November 29, 2016

TEN LTD REPORTS THIRD QUARTER PROFITS NINE MONTHS 2016

RESULTS AND DIVIDEND DECLARATION

$43.8 million net income for the first nine months of 2016

Delivery and charter of Aframax Parthenon TS that could add over $100 million of total gross revenues

Successful fleet growth strategy ensures $1.4 billion in minimum contracted future revenues

RECENT HIGHLIGHTS

•	Net income for the first nine months 2016 of $43.8 million.

•	Net income in the third quarter 2016 of $2.0 million.

•	EBITDA of $151.3 million for the first nine months of 2016. EBITDA of $40.5 million for the third quarter 2016.

•	Fleet utilization at 96.3% for Q3 2016.

•	6.0% reduction in vessel daily operating expenses in third quarter 2016 from third quarter 2015.

•	Total fleet contracted revenue at minimum $1.4 billion and average fleet charter employment 2.8 years.

•	Strong balance sheet and cash liquidity at $229.1 million as of September 30, 2016.

•	Pro-forma fleet of 65 vessels, totaling 7.2 million dwt, consisting of 47 tankers for trade in the crude space, three shuttle tankers, 13 tankers carrying products and two LNG vessels.

•	Both of Company’s LNG carriers Neo Energy and Maria Energy on full employment.

•	Dividend of $0.05 per common share to be paid in December 2016.

Athens, Greece – November 29, 2016-TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the quarter and nine months ended September 30, 2016.

THIRD QUARTER 2016 RESULTS

TEN generated positive net income of $2.0 million in the third quarter of 2016. Revenues, net of voyage expenses (bunker, port expenses and commissions) for the same period were at $81.8 million.

Visit our company website at: http://www.tenn.gr

Following a strong start to 2016, the global tanker market entered a challenging period from mid-second quarter due to expected seasonal factors, front-loaded deliveries entering the global fleet, lower refinery production and reduced West and North African supply, which continued through the third quarter. Apart from the soft rates encountered in the spot market, revenue was also impacted by the repositioning and dry-docking of the LNG carrier Neo Energy, primarily in preparation for the storage charter and four other scheduled dry-dockings. As these factors have now diminished, we are seeing a strong recovery in crude tanker rates in the fourth quarter of 2016 and beyond.

“The first nine months of 2016 have been challenging for tankers, however TEN continues its growth and profitability. In the fourth quarter we have seen a strong rebound of rates that makes us optimistic going forward,” stated Mr. Nikolas P. Tsakos, President and CEO of TEN and current Chairman of INTERTANKO. “Following our long term strategy of responsible growth on the back of solid employment, 2017 will be the springboard year that will boost the fleet’s profitability and elevate TEN’s valuation to levels that reflect the true value of our Company,” Mr. Tsakos concluded.

TEN’s continued fleet growth will also contribute to stronger revenues and profitability. We have taken delivery of eight new vessels since the end of the third quarter of last year and another seven are scheduled throughout 2017.

Specifically, in 2016 we took delivery of the VLCC Ulysses in May, the LR1 product carriers, Sunray and its sister vessel Sunrise in late August and September respectively. The VLCC and both the LR1s are currently on long term time-charter contracts, the LR1s with profit sharing provisions as well, to international oil majors.

We also took delivery of four Aframax newbuildings, the Elias Tsakos at the end of June, its sister vessels Thomas Zafiras and Leontios H in August and October respectively, and Parthenon, which has just been delivered. All four Aframaxes are employed under long-term charters.

In mid-October 2016, the LNG carrier Maria Energy was delivered and placed on a time-charter at market rates with escalating options to take her to mid-2018, at which point the LNG market is expected to be in full recovery.

For 2017, seven new vessels, all fully financed, are scheduled to join the fleet. Six of the seven are already under long term business that could generate total gross revenues of $745 million.

Average daily operating expenses per vessel fell by nearly 6% to $7,620 facilitated by the economies of scale provided by the growing fleet and further economies generated by the design and specifications of the modern vessels joining the fleet. Fleet utilization for the quarter was at a very high of 96.3%.

Depreciation and dry-docking amortization costs totaled $28.6 million compared to $26.1 million in the 2015 third quarter due to the new vessels joining the fleet.

Interest and finance costs in the third quarter of 2016 were $9.8 million. The prior year’s third quarter figure of $5.1 million benefitted from a $3.2 million gain on the early repayment of a loan at a discount. Otherwise, loan and swap interest increased in line with the new loans obtained for the newbuilding program and associated new interest rate swaps. TEN’s balance

Visit our company website at: http://www.tenn.gr

sheet remained strong with cash balances at $229.1 million as of September 30, 2016. In addition, as of September 30, 2016, TEN has undrawn bank facilities totaling $391 million, relating to ten vessels under construction, of which $150 million has since been drawn for the recent deliveries. Net debt to capital at September 30, 2016 was 49.1%. Earnings before interest, depreciation and amortization (EBITDA) in the third quarter of 2016 amounted to $40.5 million.

NINE MONTHS 2016 RESULTS

TEN’s net income in the first nine months of 2016 was $43.8 million, before taking into account $11.9 million in preferred stock dividends.

Operating income for the first nine months of 2016 was $68.1 million and EBITDA $151.3 million. All the vessels generated positive EBITDA in the nine months as the fleet maintained its positive performance in a difficult market and despite the dry-docking of Neo Energy.

The average daily time charter equivalent (TCE) rate (voyage revenue less voyage expenses) was $20,773 in the first nine months of 2016. Vessel operating expenses on a daily average per vessel basis for the nine months decreased nearly 3% to $7,840 from $8,077 in the 2015 equivalent period.

Depreciation and dry-docking amortization costs increased to $81.7 million, in line with the growth in fleet size. General and administrative expenses totaled $19.0 million.

Interest and finance costs increased to $25.8 million from $21.5 million in the first nine months of 2015, due to increased loan expenses and interest on new debt related to the new vessels in the fleet. In the prior nine month period there was a gain on a loan repaid at a discount.

Dividend – Common Shares

The Company will pay a dividend of $0.05 per common share on December 22, 2016 to shareholders of record as of December 16, 2016. Inclusive of this payment, TEN will have distributed a total of $10.41 per share in uninterrupted dividends to its common shareholders since the Company’s listing on the NYSE in March 2002. In addition, the Company has bought back $103.1 million worth of common shares in a series of buy-back programs of which approximately $21.0 million was during 2016.

Operational Activities

On November 28, 2016 the Company took delivery of the aframax tanker Parthenon TS from Daewoo Mangalia Heavy Industries, the fourth in a series of nine aframaxes built against long term contracts for Norway’s Statoil. The vessel could generate in excess of $100 million over the duration of its employment after the exercise of various extension options.

Corporate Strategy

TEN has successfully taken delivery of eight vessels in 2016 all under long term employment that could generate gross revenues in excess of $600 million. With seven more vessels delivering in 2017, six of which with secured employment, the total revenues the Company’s 15-vessel growth program could generate over the course of the respective charters could be $1.4 billion. Upon completion of this fully financed program, TEN’s fleet would increase to 65 vessels most under time charter contracts to solid counterparties.

Visit our company website at: http://www.tenn.gr

With oil prices range bound and not expected to reach the lofty heights of 2014 anytime soon, the demand for seaborne oil transportation for the foreseeable future is expected to remain healthy. On the supply side, vessel deliveries are expected to decrease from the second half of 2017 as the majority of the orderbook should deliver by the early part of the New Year. In addition, the limited ordering activity in 2016 due to the shrinkage of available finance and the closure of some shipyards in the Far East should further assist in maintaining the supply equation in check over the coming quarters. On the demand side, with Nigerian, Libyan and Iranian oil flowing back to the markets, coupled with firm imports from China and India, the two locomotives of oil demand taking advantage of low oil prices, should create a positive environment for seaborne oil transportation. TEN with a pro forma fleet today of 65 vessels with flexible charters combining security and upside potential should be a prime beneficiary.

The majority of the fleet will remain on secured revenue contracts without however losing its ability to take advantage of market upswings that can enhance cash flow. The shift from spot to time charters is well illustrated by the fact that the fleet days available under secured charters from the third quarter of 2015 to the third quarter of 2016 had increased by 20% while the percentage of fleet days under secured revenue employment today stands at 65.5%.

As announced previously, today, Tuesday, November 29, 2016 at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Tsakos” to the operator. A telephonic replay of the conference call will be available until Tuesday, December 6, 2016 by dialling 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 90295809#

Simultaneous Slides and Audio Webcast:

There will also be a simultaneous live, and then archived, slides webcast of the conference call, available through TEN’s website (www.tenn.gr). The slides webcast will also provide details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr. Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993, is one of the first and most established public shipping companies in the world today. The Company’s pro-forma fleet, including one VLCC, five Aframax tankers and a Suezmax DP2 shuttle tanker under construction, consists of 65 double-hull vessels, constituting a mix of crude tankers, product tankers and LNG carriers, totalling 7.2 million dwt. Of these, 45 vessels trade in crude, 15 in products, three are shuttle tankers and two are LNG carriers.

Visit our company website at: http://www.tenn.gr

COMPANY’S GROWTH TIME-TABLE

#	Vessel Name	Type	Dwt	Delivery	Status	Employment
1	Ulysses	VLCC	300,000	May 2016	Delivered	Yes
2	Elias Tsakos	Aframax	112,700	June 2016	Delivered	Yes
3	Thomas Zafiras	Aframax	112,700	Aug 2016	Delivered	Yes
4	Leontios H	Aframax	112,700	Oct 2016	Delivered	Yes
5	Parthenon TS	Aframax	112,700	Nov 2016	Delivered	Yes
6	Sunray	Panamax LR1	74,200	Aug 2016	Delivered	Yes
7	Sunrise	Panamax LR1	74,200	Sep 2016	Delivered	Yes
8	Maria Energy	LNG	93,616	Oct 2016	Delivered	Yes
9	Hercules	VLCC	300,000	Q1 2017	TBD	In Negotiations
10	Lisboa City	DP2 Shuttle	157,000	Q1 2017	TBD	Yes
11	Marathon TS	Aframax	112,700	Q1 2017	TBD	Yes
12	Sola TS	Aframax	112,700	Q2 2017	TBD	Yes
13	Oslo TS	Aframax	112,700	Q2 2017	TBD	Yes
14	Stavanger TS	Aframax	112,700	Q3 2017	TBD	Yes
15	Bergen TS	Aframax	112,700	Q4 2017	TBD	Yes

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements.

TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou, COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Paul Lampoutis

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended September 30, 2016	Nine months ended September 30, 2016
STATEMENT OF OPERATIONS DATA	(Unaudited)	(Unaudited)
Voyage revenues	$109,183	$351,126

Voyage expenses	27,345	74,818
Vessel operating expenses	36,491	107,587
Depreciation and amortization	28,639	81,682
General and administrative expenses	6,095	18,985

Total expenses	98,570	283,072

Operating income	10,613	68,054

Interest and finance costs, net	(9,845)	(25,804)
Interest income	183	444
Other, net	1,327	1,309

Total other expenses, net	(8,335)	(24,051)

Net Income	2,278	44,003
Less: Net income attributable to the noncontrolling interest	(268)	(154)

Net Income attributable to Tsakos Energy Navigation Limited	$2,010	$43,849

Effect of preferred dividends	(3,969)	(11,906)
Net (loss)/income attributable to common stockholders of Tsakos
Energy Navigation Limited	$(1,959)	31,943
Earnings per share, basic and diluted	$(0.02)	$0.37

Weighted average number of common shares, basic and diluted	83,781,640	85,302,696

BALANCE SHEET DATA	September 30, 2016 (Unaudited)
Cash	229,137
Other assets	167,736
Vessels, net	2,354,442
Advances for vessels under construction	344,836

Total assets	$3,096,151

Debt, net of deferred finance costs	1,577,653
Other liabilities	111,975
Stockholders’ equity	1,406,523

Total liabilities and stockholders’ equity	$3,096,151

Visit our company website at: http://www.tenn.gr

		Three months ended	Nine months ended
OTHER FINANCIAL DATA		September 30, 2016	September 30, 2016
		(Unaudited)	(Unaudited)
Net cash from operating activities		$44,889	$138,151
Net cash used in investing activities		$(95,792)	$(351,916)
Net cash provided by financing activities		$14,531	$141,644

TCE per ship per day		$17,608	$20,773

Operating expenses per ship per day		$7,620	$7,840
Vessel overhead costs per ship per day		$1,249	$1,357

		8,869	9,197

FLEET DATA

Average number of vessels during period		53.1	51.1
Number of vessels at end of period		55.0	55.0
Average age of fleet at end of period	Years	8.1	8.1
Dwt at end of period (in thousands)		5,896	5,896

Time charter employment - fixed rate	Days	1,805	5,124
Time charter employment - variable rate	Days	970	2,617
Period employment (pool and coa) at market rates	Days	224	676
Spot voyage employment at market rates	Days	1,701	5,016

Total operating days		4,700	13,433
Total available days		4,881	13,994
Utilization		96.3%	96.0%

Visit our company website at: http://www.tenn.gr

Non-GAAP Measures

Reconciliation of Net Income to EBITDA

	Three months ended	Nine months ended
	September 30, 2016	September 30, 2016
	(Unaudited)	(Unaudited)
Net Income attributable to Tsakos Energy Navigation Limited	2,010	43,849
Depreciation and amortization	28,639	81,682
Interest Expense	9,845	25,804

EBITDA	$40,494	$151,335

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenues less voyage expenses divided by the number of operating days.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv) EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.

Visit our company website at: http://www.tenn.gr